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Minority-ownedBlack-owned
Nighthorse

Nightlife Spot

66 Greenpoint Ave
Brooklyn, NY 11222
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Nighthorse previously received $54,600 of investment through Mainvest.
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Updates 31
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
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THE PITCH
Nighthorse is seeking investment to expand the offerings at our current location.
Generating RevenueExpanding Location
THE TEAM
Ibraheem Abdul-Malik
Owner

Professional Experience

Ibraheem Abdul-Malik is a Senior Software Engineer, most recently at LinkedIn.

An engineering generalist, Ibraheem specializes in building web and mobile applications at scale.

Ibraheem has more than 15 years of professional work experience in New York and San Francisco first starting his career as an Investment Banking / Equity Research associate before moving into Technology.

Education

Harvard Extension School, Master of Liberal Arts, Computer Software Engineering, 2021 – 2025

The University of Texas at Austin, Bachelor of Business Administration (BBA), Marketing, 2008

ESCP Business School, Paris, 2008

Personal

Ibraheem is an athlete and avid sports enthusiast.

This is a preview. It will become public when you start accepting investment.
WELCOME TO 66 GREENPOINT!

Back in September 2021, we restored the abandoned Bar and event space at 66 Greenpoint Avenue. Since that time, we've built a bar business and are now looking to add a small kitchen to offer a bit of food.

Adding a small kitchen allows us to serve bar bites along with cocktails

We intend to offer a bit of food until 11pm most nights and 12am on weekends

Allows for expanded business during the day and for brunch

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DJ SETS

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COCKTAIL MAKING

Skilled bartender Alex crafting cocktails

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THE CONCEPT

We continue to focus on being one of the top destinations for Live Music, DJs, Comedy, and Dancing in Brooklyn.

Music: Hip-hop, Jazz, R&B, afrobeats, funk, house, International

Vibe: Bright, open, well-placed lighting

Customers: Locals, foot traffic, industry crowd, diverse

Performances: DJs, Jazz, comedy, small bands

Food: American bistro fare, bar snacks, late-night food

This is a preview. It will become public when you start accepting investment.

INTENDED USE OF FUNDS

We are in the process of adding a kitchen to the space to allow for a more consistent weekday business and to support a greater number of use cases for the space.

Build kitchen in back room

Hire and retain a chef

Improve sound and lighting

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WEDDING AFTERPARTIES

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COMEDY SHOWS

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EVENTS OF ALL KINDS

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COCKTAILS

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BUSINESS MODEL

Our bar and venue business operates 7 days per week and offers seasonally-curated, hand-crafted cocktails, beer, small bar bites and delicious wine. We regularly host DJs and live music performances.

SAFE SPACE POLICY

The safety and security of our guests and community are extremely important to the staff at 66 Greenpoint. As a commitment to all, we will have one Security person per 75 people. A member of the security team will be onsite during operating hours to ensure we are upholding city and state regulations.

No violence

No racist, homophobic, transphobic, sexist or other descriminatory language or actions

No non-consensual touching

No leering

We will adhere to NYPD guidelines of best practices for nightlife establishments. Including but not limited to, policies involving security, intoxication, sexual assault, age verification and terrorism

We will have video surveillance in our public spaces

We will enforce proof of vaccination
We will be vigilant!
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SEPTEMBER 7, 2021
Incorporated

Bar at 66 Greenpoint LLC

SEPTEMBER 15, 2021
Started Lease and Began Construction

3.5 months for build-out

SEPTEMBER 24, 2021
Sent 30-Day Notice to Brooklyn Community Board 1

Expecting to have to attend 500-foot hearing on October 26, 2021

OCTOBER 12, 2021
Community Board Hearing

Announced plans for 66 Greenpoint to the full Community Board

OCTOBER 26, 2021
SLA Review Meeting

Postponed because the meeting ran out of time before our agenda item was called

NOVEMBER 11, 2021
Listening Session with Greenpoint Coalition

Took place at 66 Greenpoint Avenue with residents and some members of Brooklyn Community Board 1

NOVEMBER 18, 2021
Community Support Agreement Reached

Reached agreement with Greenpoint Coalition regarding community support for liquor license application

NOVEMBER 23, 2021
SLA Review Meeting

Brooklyn Community Board 1 votes unanimously in favor of supporting of a new liquor license for Bar at 66 Greenpoint LLC

JANUARY 3, 2022
500 Foot Hearing

Closed doors meetings at SLA's Albany Office

APRIL 26, 2022
Obtained Temporary Liquor Permit
MAY 20, 2022
Soft Launch Date

Open the bar for limited hours while we develop recipes and test out systems. Our temporary liquor license requires us to close at Midnight during this time.

Updates
Investor Exclusive
OCTOBER 5TH, 2023
Happy October!

Hi all,

We've been in business over 2 years now and are now close to a $40k per month run rate on net sales. There's much more to accomplish and more updates to come.

Cheers!

Ibraheem

Investor Exclusive
JULY 12TH, 2023
Q2 2023 Update

Hi all!

Revenue for Q2 2023 was $114,435.29.

The show goes on at 66. We're doing comedy shows, hosting birthday parties and wedding after-parties and throwing parties with DJs. Come by some time!

Best,

Ibraheem

Investor Exclusive
APRIL 4TH, 2023
66 Greenpoint Q1 2023 Update

Hi all,

Revenue for Q1 2023 was $87,721.51. Not too bad for these months which are seasonally slow.

We've booked 6 wedding after parties already for this year. Turns out we're in the wedding business now!

Come by some time and have a cold one.

Best,

Ibraheem

Investor Exclusive
FEBRUARY 6TH, 2023
Q4 Investor Update

Hi all,

Thanks for your patience! We had to actually receive all the necessary tax forms to report taxes to the IRS before processing Mainvest payouts. There was nothing I could do to produce the tax forms sooner, sorry about that.

During Q4 2022, the Net Sales for 66 Greenpoint was $85,383.14.

So far, we've processed close to 10,000 transactions and have received exactly 1 negative review online. Not everything has been perfect, but our rating on Yelp is 5.0 stars, Google Maps rating 4.7 stars. We have a solid staff and are now open 7 days per week. Come by sometime!

Investor Exclusive
OCTOBER 21ST, 2022
Thanks again for investing in us!

Hi folks,

I just want you all to know that the Bar at 66 Greenpoint is open for business. Stop by sometime. You can find out about events on Instagram.

Best,

Ibraheem

JULY 12TH, 2022
Gotta throw a party for my day ones

Good morning 66 Greenpoint investors only :)

As another quarter has now passed, I want to give you all an update on business.

Last quarter (April 1 - June 30)

We opened for business on May 20, 2022, so this past quarter there were 41 possible business days. During this time period, we are still doing "soft launch" which means we are closing at Midnight and closed a couple days per week (typically Monday and/or Tuesday) partially because of limited staffing and partially to allow ourselves to rest and grow.

During this time period we collected around $22,000 in revenue. In terms of a daily average it's in the $500 - $750 per day range.

While this is not nearly where we want/need to be, we've had a great time so far working with DJs and performers and creating a unique experience in Greenpoint.

Next Steps
Installing Air Conditioning

After years and years of inadequate air conditioning at this address, we're finally putting a stop to the hotbox parties. As of this weekend, we're in the process of installing a brand new, higher quality Air Conditioning System at 66 Greenpoint. We expect this work to be completed by next weekend.

Bigger Dance Parties

With AC being installed, we plan to bring back the big weekend dance partied in this part of Greenpoint.

August Comedy Show

We're planning a comedy show for early next month - stay tuned!

Expanding Hours of Operation

Last but not least, we're working with the SLA to complete our full liquor license application and hoping to soon be open until 2AM for dancing!

Have a great day y'all,

Ibraheem

JUNE 30TH, 2022
Vibes on Vibes: Sounds by DJ Yoo.Casa; Untamed Nights: Music by Julito

Hello friends,

If you're in the city this weekend, please consider coming out to see the spectacular performers that will be at 66 this weekend.

Friday - Vibes on Vibes: Sounds by DJ Yoo.Casa

Saturday - Untamed Nights: Music by Julito

July 4th - Stay tuned...

JUNE 19TH, 2022
Good music, cool people, the time of our lives

Hello again y'all,

It's been a minute since I posted an update and wanted to update you on the progress at 66 GREENPOINT.

Long story short.. people are having a good time. We use fresh citrus and syrups and are serving decent cocktails at reasonable prices even during a period of hyper inflation.

We have decent beer. Even though, we still are raising money to re-build the draft beer lines we have a nice selection of bottles and cans.

So far, not including tips, we have made around $15K of revenue in less than a month while operating under soft launch with limited staffing.

We have managed to have DJs every weekend and will continue to add to programming by featuring live bands and other types of performances.

Below is our first Google review that we received. These are the vibes.

Lastly, in remembrance and honor of Juneteenth, we will be closed for business on Monday, June 20th, 2022.

With love and respect,

Ibraheem

JUNE 2ND, 2022
Updated Menu, Upcoming Events

Hi all,

Wanted to share a quick update with our latest menu, now including a Happy Hour. Shot of well and a can of beer for $10, not bad, eh? Also, wanted to announce our next upcoming performance.

Updated Menu

Upcoming Events

Our next upcoming event will be this Friday, 6/3.

DJ LIL BOY @ 66 GREENPOINT

HIP HOP, FUNK, DANCE

Come check out the space and try a drink if you haven't already!

Thanks,

Ibraheem

MAY 31ST, 2022
Soft Launch Update: Please Read

Good morning to all,

I wanted to update this group regarding the progress of the soft launch.

Sales and Staffing

So far we've been open for a week on limited shifts and have sold a bit over $6k, exclusively in alcohol sales. We've received a lot of positive customer feedback, but we clearly need to make specific business operations changes to run a viable bar business.

The most important thing for us right now is being consistent. Consistency means to me that the drinks should taste the same regardless of who is bartending. The bar should be open as much as reasonably possible to allow customers an opportunity to make purchases. With our current limitations of closing at Midnight, this part is extremely important.

Hiring for General Manager

In order to get the business operations on the right path, we are hiring a General Manager. If you know anyone that might be a good fit for this kind of role, please email bar@66greenpoint.com.

Please consider investing a little more if you can afford to do so

To all that have invested in 66 GREENPOINT, we definitely appreciate it. We're at a critical time for the business and in order to maximize the chances that this business makes it through this period, I urge all existing investors to add additional capital to increase the chances that your investment is eventually made whole.

Thank you,

Ibraheem

MAY 25TH, 2022
Soft Launch Business Hours

Hi all,

Wanted to give you all an update regarding hours of operation. As previously mentioned, we'll be closing at midnights while on a temporary liquor license but we intend to expand our open hours as we expand our product offerings (e.g. events, food). More to come on that soon.

Thank you!

Updated hours of operation

Soft launch hours:
Wednesday - Friday: 5pm to Midnight
Saturday/Sunday: 3pm to Midnight
Monday/Tuesday: Closed

MAY 10TH, 2022
Opening Date: Friday, May 20, 2022

Hi everyone,

Thank you for reading these emails and for being a part of this journey. I want to announce to this group first that the opening date for 66 Greenpoint will be next Friday, May 20, 2022.

We are in possession of a NY State Liquor license and have almost everything needed to deliver a quality experience for our customers. At this time I want to introduce you all to Daryl Polanco. Daryl is the person primarily responsible for the delicious cocktails you all are about to experience and I want to acknowledge his hard work in getting the bar and staff ready to serve you.

For all of you that have invested in 66 Greenpoint so far, thank you!

I will just ask you one last time to find it in your mind and heart to put up whatever you can afford to support this business.

All I can say is that I grew up on a dead-end street in inner city Houston with nothing but the unwavering support of my family. When I asked my mother to co-sign for a loan to support 66 Greenpoint, she wouldn't let me go into debt and just wired us money some money to pay the contractors that built the building upon which you all I hope will enjoy for many years to come. I dedicate our New York State Liquor license to my mother, Ameena.

Thank you all,

Ibraheem

MAY 3RD, 2022
Temporary Liquor Permit Obtained 🎉

Good morning all,

Some updates are below!

Temporary Liquor Permit

Finally, after several months of communicating with the SLA, we have finally received a liquor license in the form of a temporary liquor permit! This means that while we'll be open for business soon, we'll be closing at Midnight at least through July 2022.

Opening Date Timing

We are super excited and plan to be open to the public in May 2022. We'll send another update soon when a date is decided upon.

Please follow us on instagram.com/66greenpoint for more updates.

T-Shirts

We haven't forgotten about T-Shirts for those that were eligible to receive that perk. Thank you for your patience!

Best,

Ibraheem

APRIL 2ND, 2022
Q1 2022: Humble Beginnings

Hi all,

Some of you may have noticed that a very small amount of money (somewhere between $0.01 and $0.61) has hit your bank account. This is the initial repayment to investors based upon the $156 of revenue that was made by the Bar in Q1 2022. This money was made from the sale of our OG Series Tees on our Online Store at https://www.66greenpoint.com/store/.

It might not sound like much, but in doing this work we have started generating economic impact in Brooklyn while also raising money that will directly benefit historically underrepresented groups through our pledge to donate 1% of all sales on our Online Store.

Thank you all for supporting small businesses!

Sincerely,

Ibraheem

MARCH 22ND, 2022
Liquor License Update, Staff Update, Thank You

Hi all,

As this fundraising round comes to a close, I want to give you all an update on the bar!

Liquor License Status

On March 15, 2022, we received a letter from the NY State Liquor Authority basically saying that we needed to send the Community Board a physical copy of a document that was sent via email back in October 2021. The document was not sent originally because of a miscommunication regarding the notice requirements during COVID-19.

After sending the letter via USPS certified mail and following up several times via phone and email, I attended tonight's Brooklyn CB1 SLA Review Committee meeting. If I recall correctly, this would have been the 4th time I sat through a full Brooklyn CB1 SLA Review Committee meeting.

I won't bore you all with the details, but at the end of the day, we have received the waiver from the Community Board to correct this paperwork issue and have asked the SLA for reconsideration of our application.

Staff Update

The last several months have been busy with hiring. We've hired 9 employees as bar staff (bartenders, barracks, bar managers) and are working on putting together the rest of our staff (security team, DJs).

Thank You

Thank you all for your continued interest in 66 Greenpoint and for your support throughout this rather complex NY State Liquor License process. We're super excited!

Please follow us on Instagram for updates! http://instagram.com/66greenpoint

Best,

Ibraheem

MARCH 8TH, 2022
Building the Stage, Acoustic Sound Panel Art, Speakers Up, Hiring Update

Hi folks,

The weather in NYC is starting to warm up and the Mayor has lifted the mask mandate has been removed. It's truly a joy and pleasure to be a New Yorker during these times.

On to the updates!

We Built a Stage

In order to properly do live music, comedy, and events I thought it was important that we go ahead and build the stage. The stage we built is 10' x 14' x 13" and sturdy! The stage will be in the corner of the room such that the performers are not on display from Greenpoint Ave., you have to walk into the Back Room to get the experience. The stage will be covered with the same dark oak flooring that covers the entirety of the bar.

Speakers Up

It's Up! We're finally at a place in the project where we're able to hang the primary sound system. I'm super excited about this next phase of the project.

Acoustic Sound Panel Art

This past weekend I had the pleasure of meeting with Greenpoint-based artist Rochelle Voyles to discuss the art installation that will cover most of the wall in the Back Room. As previously mentioned, this art project is both for style and function since we'll be painting acoustical panels in order to further soundproof the Back Room. We're super excited to make art a first-class part of the experience and we hope you will appreciate the art and sound experience!

Hiring Update

I'm excited to announce that we've hired our first couple of employees and are keen to make a few more hires soon! We plan to leave room to grow once we have established a brand and reputation, but I'm happy about what we have already.

Please Consider Investing

For anyone reading this and considering investing in a new, diverse, space where art and music (along with alcohol) is the product, please do so now! We're only $4k away from our goal for this round and are super excited about sharing the space with the community.

Thank You, Greenpoint!

Thank you all for your continued support! It's been a LOT of work and a fun ride building out this community space, but it's seriously just the beginning.

Best,

Ibraheem

FEBRUARY 27TH, 2022
Temporary Permit Application Filed, Construction Nearing Completion, We're HIRING!

Greetings 66 Greenpoint Mainvest Investors,

I haven't forgotten about y'all! I would like to provide a plan and timeline for the official bar opening and thus generating the revenue that will be used to provide you all with a return on your investment. Moreover, I just want to again thank you all from the bottom of my heart for financially supporting this fledgling business operation. We're still putting it all together, but are super close to bringing a space to Greenpoint that we hope will bring joy and prosperity to the community.

Back Room Construction Nearing Completion

Construction in the Back Room dance floor area is nearing completion. The Drop Ceiling has been installed, complete with soundproofing and insulation. Planters have been installed in the skylights where we will install 4 elevated gardens. A 50 foot bench has been installed for seating. The 10x14 foot, single-step height stage for live performances will be installed some time after the bar open. Until then, we'll be enjoying a curated selection of recorded music and vinyls.

Temporary Liquor Permit Application Filed

Now that the construction is close to completion and we still are waiting for a full liquor license, we have applied for a Temporary Permit. We expect to be opening the doors within the next 6 weeks!

Bringing Life To The Place

We're starting to bring in the furniture and decor. Art, music, food & people are major parts of the vibe!

We're Hiring!

Also, we are actively hiring! If you or someone you know if looking to work at a cool, new bar & venue in Brooklyn please send them our way! https://www.66greenpoint.com/join-the-team/

P.S we're also hiring for a Cook!

That's all for now. Pull up this Spring/Summer.

Best,

Ibraheem

FEBRUARY 6TH, 2022
500 Foot Hearing Result

Hello all,

Thanks for your continued interest in this bar opening! I want to share an important milestone.

500 Foot Hearing Report

We have received a positive result in our 500 Foot Hearing.

To remind everyone, for premises located within 500 feet of three other establishments operating with on-premise liquor licenses, the SLA must make an affirmative finding that granting such license would be in the public interest.

We're Hiring

Given that we are clear of almost all administrative hurdles, we have begun the important task of building the team of employees that will serve the community in Greenpoint for years to come.

Join The Team

Stay Tuned

More updates to come soon!

Thank you all so much,

Ibraheem

JANUARY 31ST, 2022
Temporary License Application; Mainvest Re-launch

Hi all,

Thanks for your interest in 66! It's been a few weeks since I've updated this group, so I would like to give you all some updates on the project.

Temporary License Application

While the initial construction phase is nearly complete, we are still in the process of obtaining a full liquor license. While that process continues, we will soon be applying for a Temporary Retail Permit, which was made possible by the Governor only earlier this month.

Mainvest Re-launch

I've decided to re-launch the fundraising campaign on Mainvest. We want to keep the campaign open for those considering investing in 66 but missed the opportunity on the last round. To all those that supported in the first fundraising round, THANK YOU!

More Update To Come

That's it for now, but more updates are to come soon!

Best,

Ibraheem

JANUARY 10TH, 2022
Last Call !!

Hi everyone 👋 ,

Less than 12 hours remain.

It's been such a fun ride connecting with you through Mainvest, but alas, this fundraising round will end at Midnight Eastern time tonight!

I just wanted to send one more update to remind those that might be still interested in investing.

Thank You

Once again, thank you to all of the 66 Greenpoint Investors! Please fill out this form if you need us to ship you a limited-edition T-shirt! https://forms.gle/72avzqvX5CUfRhEP6

With gratitude,

Ibraheem

JANUARY 5TH, 2022
T-Shirt Sign Up, 2021 Summary, Back Bar, Liquor License, Business Plan

Hi folks,
Thanks for your continued interest in 66 Greenpoint. Updates below!

Business Plan Summary

As this fundraising round comes to a close, I wanted to remind the Investors of why I am here doing this and what the plan is to repay investors.

2021 Financial Summary

The cost of the build-out so far is around $125K. The company has not yet made any revenue. Below is an expense summary for Calendar Year 2021.

Liquor License Update

On January 3, 2022 the NY State Liquor Authority held a 500 Foot Hearing at the SLA's Albany Office in which the case for BAR AT 66 GREENPOINT LLC, Serial # 1341130, was reviewed. This is a closed doors meeting that the applicant or those in favor or in opposition to the application are not allowed to attend. I asked the Secretary's office about the hearing and was told that they are waiting on the resuls from the Administrative Law Judge.

Construction Update

It's been a little while since I posted about construction. Progress continues to move forward.

Building back underbar

Building front underbar

Renovating front patio, steps & exterior facade of building

Installing hand dryers & vanities in bathrooms

T-Shirt Sign Up

As I said on LinkedIn, at least the first 66 Investors will receive Merch. Please fill out this form if you want a limited-edition T-shirt! https://forms.gle/72avzqvX5CUfRhEP6

Questions?

If anyone has questions about any of the above, please send an email to bar@66greenpoint.com.

Thank You

Once again, THANK YOU to all those that have chosen to invest in 66 Greenpoint!

Happy new year y'all!

Ibraheem

DECEMBER 27TH, 2021
2 days left to invest! Stay in touch!

Hi folks!

It has been an incredible experience working with the Mainvest team and communicating with you all about this project over the last couple of months. But alas, as this year draws to a close, as does this fundraising campaign.

While there is not a whole lot more to share in terms of updates at this time, I want to again thank all of you that have invested in 66 Greenpoint!

Stay In Touch

If you would like to get continued updates from us, please add your email address to our mailing list at https://66greenpoint.com or on IG: http://instagram.com/66greenpoint.

Stay Safe and Happy Holidays!

Ibraheem

DECEMBER 17TH, 2021
Team Updates, Liquor License Update, 40+ Investors so far!

Good morning and happy Friday to all of you!

It's been a few weeks since I've posted an update here. I want to start this update by acknowledging some of the people that have been helpful in the process of opening this bar business. As a general best practice, it's always good to surround yourself with more innovative people who have skills that you do not possess. To that end, I will give a quick shoutout to the following people:

Justin Layou

Amy Pyer

Dario Esteves

Kiki Davis

Charles Pridgen

Why even have a Mainvest Campaign?

Some people may wonder, what is the point of having a Mainvest campaign. Here are a few common questions:

Can't you get a loan?

Isn't there some government grant for small businesses?

Why not just bootstrap it like so-and-so?

Don't you have investors already? Why not ask your existing investors for more capital?

These are legitimate questions, and the answers to the questions and not exactly straightforward. From my perspective, the investments from Mainvest are something slightly different than a loan, grant, owner's equity, or even investor capital.

Incredibly, we've had more than 40 people invest so far. The cool thing about Mainvest is that the investments help us achieve the goal of building out a live music venue in Greenpoint while reducing the upfront financial burden of bootstrapping a business on any individual.

Liquor License Update

The NY SLA has received our application, accepted our fees, and assigned us Serial# 1341130. I was requested to get fingerprinted and have done so earlier this week.

We also received a 500-foot questionnaire completed and returned yesterday, December 16th, 2021. Our application is pending review.

Potential Investors

So far, the business is bootstrapped, and any investor that has placed money directly into the company are friends & family.

Some people have learned about the business through Mainvest or hospitality industry lists and approached me about potentially investing directly into the company. Over the past several weeks, I have met with bar owners and potential investors about 66 Greenpoint and shown several folks the space, and shared business plans.

While there is a great deal of curiosity about the project, we have not yet found an outside investor that is a good match. I have realized that it is a very trying time right now for many hospitality businesses, and indeed, opening a new business during a pandemic is an ambitious undertaking.

Thank You

Thanks again to each of you for supporting us so far. Everyone, please stay safe!

That's all for now y'all. Happy Holidays!

Ibraheem

DECEMBER 4TH, 2021
License application mailed to NY SLA

Good morning folks!

License Application Mailed to New York State Liquor Authority

For the past 88 days, we have been fastidiously building a place for you all to party! The reality is though that process involved collecting signatures, community outreach, meeting with residents, negotiations, and ultimately a lot of paperwork and labor.

I am happy to report that I am no longer in possession of our state liquor license application. The application has been mailed off and now we wait.

Fun fact: the address for the New York State Liquor Authority mailbox is actually in Philadelphia, PA.

Regards,

Ibraheem

NOVEMBER 28TH, 2021
Soundproofing, Bathrooms, Starting work on Back Room

Happy Holidays everyone!

A couple of updates regarding the renovation process for the bar.

Soundproofing

Yesterday we started renovating the Back Room, which is well over 1,000 sq. ft. of space. The top priority for this construction phase is to deliver exceptional sound quality while effectively soundproofing this space. To that end, we bought a gang of Acoustical Sound Batts, which will be placed inside the walls, behind the sheetrock.

Bathrooms

The bathroom fixtures have been installed. The toilets are black and from Kohler, and the faucets and walls are also black.

Starting work on Back Room

Since Phase 1 of renovations in the Cocktail Lounge is almost complete, we have started working on the Back Room. We will be installing soundproofing while fixing all the walls. The same dark oak flooring in the Cocktail Lounge is being installed throughout the Back Room. We will restore the bricks and paint them in the same mocha light color.

More to come here soon.

Regards,

Ibraheem

NOVEMBER 24TH, 2021
Community Board Application Approved, Branding Preview

Hi all,

Approved at Community Board

Last night I attended the Brooklyn Community Board 1 SLA Review meeting and presented the plan for the new proposed bar business at 66 Greenpoint Avenue. Our application was unanimously approved.

Branding, Merchandise & Website

We are still early on in the process of branding and building the website, but I'm so excited that I'll show you a preview of some of our branding concepts. All of our Mainvest investors will be receiving merchandise as a thank you for your contribution. Once the campaign is over we will figure out how to deliver it to you or of course you can pick it up at the Bar. We will have t-shirts, long sleeve joints, beanies, caps, etc. This is just a preview :)

Construction

In preparation for actually filing the actual SLA application, we have began to reassemble the bar.

Also, we've been busy laying down this beautiful dark oak flooring. After all, what's a dance spot without a dance floor?

Thank You

Thank you to everyone that has invested in this project! Please continue to watch this page for more updates.

Happy Thanksgiving!

Ibraheem

NOVEMBER 19TH, 2021
Agreement with Greenpoint Coalition

Hi all,

Quick update regarding the liquor license process.

Community Support Agreement

Last night we met with the Greenpoint Coalition and came to terms on a Community Support Agreement in which the Greenpoint Coalition. This means that the Brooklyn Community Board 1 will support our application for a NY State Liquor license.

I want to personally thank Sante, Elissa, Francoise, and Shayne for working together with us and for tirelessly working to improve Greenpoint.

As part of the agreement, and for the benefit of the community, we have made the following concessions:

Close at 2AM on Friday and Saturday night

Limit live performances to 2 per week

Private parties and promoter events 1 time per year

Install soundproofing

Security will be present on busy nights

These stipulations around hours and method of operation are agreed but can be revisited at a future date.

If anyone has questions about the above, please send an email to bar@66greenpoint.com

Thanks,

Ibraheem

NOVEMBER 14TH, 2021
Greenpoint Coalition, Next SLA Meeting Date, Flooring, Website & Branding

Hello everyone, and happy Sunday! Let's get right into this week's update.

Listening Session with Greenpoint Coalition

On November 11, we held a listening session with the Greenpoint Coalition at 66 Greenpoint Avenue. The Greenpoint Coalition is a group comprised of residents and some members of Brooklyn Community Board 1. The Greenpoint Coalition was also joined by representatives from 80 West Street, a local apartment complex on the corner of Greenpoint Avenue and West Street.

We were informed of some of the problems caused by the prior tenants at this address (Tender Trap, Coco66) and discussed our plans for the space with the group. The chief concerns were Hours, Noise Levels, and Method of Operation. We expect the Greenpoint Coalition to support our Public Benefit claim but may ask for specific stipulations. At the end of the meeting, it was agreed that the Greenpoint Coalition would send a draft of a Community Support Agreement next week.

Date for following SLA & DCA Committee Meeting

As mentioned in previous updates, we did not have the opportunity to speak at the SLA & DCA Committee Meeting on October 26. The following SLA & DCA Committee meeting has now been scheduled for November 23, 2021.

Flooring

Construction of the Cocktail Lounge is continuing to move along. We have leveled the floor with concrete and installed the plywood upon which the flooring with be installed using Liquid Nails and Concrete Anchors. I expect this construction method to be sturdy and stand up to a high traffic environment.

The flooring itself is Waterproof Laminate Wood Flooring in Night Shadow Oak finish.

Website, Branding & Graphic Design

We are thrilled to be partnering with Bentobox (https://getbento.com) to bring the 66 Greenpoint experience online! We are also working with Ellie Kantor (https://www.elliekantor.com), a New York City-based designer and Illustrator for Branding & Graphic Design.
More updates to come here soon!

Thank You

Last but not least, Thank You to everyone that has invested in this project. We are excited about partnering with our friends and neighbors in Greenpoint to help bring this vision to reality!

Regards,

Ibraheem

NOVEMBER 7TH, 2021
$10K milestone, Liquor License Update, Painting, Tables facing Greenpoint Avenue

Happy Sunday!

The 50th running of the NYC Marathon is happening today. While I cheer on these amazing athletes, it's a reminder of the hard work and dedication that it takes to overcome obstacles and the joy and satisfaction of achieving goals. With that in mind, below are some progress updates for the Bar at 66 Greenpoint.

Investors, Thank You

Thank you to all of the new investors that have come on board in the past week! Some of you guys have been friends of mine for years, and others are people that want to see Greenpoint be more fun and more diverse. I want to personally thank everyone that has put up your hard earned money to be a part of something that will impact the lives of so many people over the next 10 years.

Liquor License Process

Unfortunately, it has been 12 days since the SLA Review meeting on October 26, 2021, and we have not received any communication from Brooklyn Community Board 1 about the date of the next meeting. It looks like our application packet will be complete sooner than the next SLA Review meeting in which case it would be up to NY State Liquor Authority to review our application and Public Benefit claim. Having already given 30-day notice to Brooklyn CB1, I intend to file the state liquor license application sometime around November 15, 2021, regardless of when the next SLA Review meeting occurs.

If anyone wishes to comment to the Community Board on our behalf, please send them an email at: licensesbk01@cb.nyc.gov.

Painting

As mentioned in the last update, we decided to lighten up the room by using an off-white type color (the whole room used to be black). We plan to use black as a secondary color and bring in additional tones through furniture, art, decor, plants, lighting, etc.

The entire Cocktail Lounge feels so much lighter and cleaner now!

Tables Installed facing Greenpoint Avenue

After the old booths were cleared out, we installed outward-facing tables in both of the windows looking out on Greenpoint Avenue. For those that would like to have a side of people-watching with your cocktail, this seat is for you!

Less than 3 Weeks Left

There are only 19 days left in this fundraising round! Please share this campaign with your friends!

OCTOBER 31ST, 2021
Renovations at 66, Update on Liquor License Process

Friends of 66 Greenpoint, Happy Halloween!

Below are the latest updates on the Bar opening at 66 Greenpoint Ave.

Construction

We have a small crew currently working on renovations of the Cocktail Lounge.

The entire Cocktail Lounge has been gutted, stripped, primed, and is ready for painting. The primary paint color will be Mocha Light by Behr (photo attached), and the secondary color will be Black.

We demolished the heavy-looking black benches that previously framed the entire front room but kept the wood used to make tables.

We demolished the back bar.

We replaced the sheet metal bar top with a wooden bar top.

We repaired and refurbished the brick wall.

Soundproofing has began with the installation of walls and filling of holes to block sound from going back and forth with our neighbors

The result of this work is a noticeably cleaner and brighter bar than when we started this process a few weeks ago.

Liquor License Process

Unfortunately, our agenda item was not read at the SLA Review meeting on October 26th. We have been asked to accept a postponement until the next meeting, but have not since received any communications from Brooklyn Community Board 1. More updates to come here soon.

Thank You

Thank you all for your continued support!

-Ibraheem

OCTOBER 24TH, 2021
SLA Review Committee upcoming, and other updates

Happy October, everyone! I cannot believe that it's only one week until Halloween.

I wanted to take the time to thank all of our intrepid early investors and give a few updates on 66 Greenpoint.

Liquor License Process

There will be an SLA Review Committee meeting on Tuesday, October 26, 2021, at 6:30 PM. We will be asking Brooklyn Community Board 1 to recommend our application for a liquor license to the SLA based on Public Benefit: Increasing Cultural Diversity in Greenpoint through a Black-owned Bar and Performance Space.

For those that have the time to join the conference call, the link is below.

https://www1.nyc.gov/assets/brooklyncb1/downloads/pdf/meeting-notices/2021/SLA-Review-and-DCA-Committee-Meeting-Notice-10-26-2021.pdf

Construction

Phase 1 of construction is underway at 66. This portion of the build-out aims to restore the Bar to a safe, working condition and to ensure that we are giving our guests the best possible experience in the Cocktail Lounge.

Phase 2 - Back Room

Phase 2a - Outdoor Seating

More updates to come here.

Team

David Altman and Obinna Okogbue have joined the Team as minority investors.

We have also begun to assemble a broader team, including promoters, designers, security, bartenders, etc.

More updates are to come here soon.

Thank You

Most importantly, thank you for believing in this project and for your financial support.

- Ibraheem

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Kitchen Buildout $37,300
Mainvest Compensation $2,700
Total $40,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $615,444 $676,988 $724,377 $760,595 $783,412
Cost of Goods Sold $103,925 $114,317 $122,319 $128,434 $132,286
Gross Profit $511,519 $562,671 $602,058 $632,161 $651,126

EXPENSES

Rent $183,395 $187,979 $192,678 $197,494 $202,431
Utilities $14,900 $15,272 $15,653 $16,044 $16,445
Salaries $104,303 $114,733 $122,764 $128,902 $132,768
Insurance $6,277 $6,433 $6,593 $6,757 $6,925
Equipment Lease $11,800 $12,095 $12,397 $12,706 $13,023
Repairs & Maintenance $1,800 $1,845 $1,891 $1,938 $1,986
Legal & Professional Fees $1,500 $1,537 $1,575 $1,614 $1,654
Miscellaneous $12,050 $12,351 $12,659 $12,975 $13,299
Operating Profit $175,494 $210,426 $235,848 $253,731 $262,595
This information is provided by Nighthorse. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast.
Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $40,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends October 24th, 2023
Summary of Terms
Legal Business Name Bar at 66 Greenpoint LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.8×
Investment Multiple 1.58×
Business's Revenue Share 1.3%-4%

Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Historical milestones

Nighthorse has been operating since May, 2022 and has since achieved the following milestones:

Opened location in Brooklyn, New York

Achieved revenue of $222K in 2022, which then grew to $555K so far in 2023.

Achieved profit of $50K in 2023, after posting a loss in 2022 despite actively building the space.

Historical financial performance is not necessarily predictive of future performance.

Subsequent events to historical financials

Since the latest available financial statements of Nighthorse, we have had the following material changes and trends:

Update accounting to deduplicate some sales that were being reported by our accounting software.

Forecasted milestones

Nighthorse forecasts the following milestones:

Achieve $700K revenue per year by 2024.

Achieve $100K profit per year by 2024.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Nighthorse to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Nighthorse operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Nighthorse competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Nighthorse's core business or the inability to compete successfully against the with other competitors could negatively affect Nighthorse's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Nighthorse's management or vote on and/or influence any managerial decisions regarding Nighthorse. Furthermore, if the founders or other key personnel of Nighthorse were to leave Nighthorse or become unable to work, Nighthorse (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Nighthorse and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Nighthorse is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Nighthorse might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Nighthorse is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Nighthorse

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Nighthorse's financial performance or ability to continue to operate. In the event Nighthorse ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Nighthorse nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Nighthorse will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Nighthorse is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Nighthorse will carry some insurance, Nighthorse may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Nighthorse could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Nighthorse's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Nighthorse's management will coincide: you both want Nighthorse to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Nighthorse to act conservative to make sure they are best equipped to repay the Note obligations, while Nighthorse might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Nighthorse needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Nighthorse or management), which is responsible for monitoring Nighthorse's compliance with the law. Nighthorse will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Nighthorse is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Nighthorse fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Nighthorse, and the revenue of Nighthorse can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Nighthorse to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Nighthorse. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...

My favorite part about this is...

Please tell me more about...

Christene T. Murphy, NC 11 months ago

Hello. Can you give us an update on when Q4 revenue will be reported and shared with investors? Thank you.

Reply

Ibraheem A. Brooklyn, NY 11 months ago Nighthorse Entrepreneur

Thanks for asking! We were delayed by tax reporting, but sent an update to investors today about Q4 2022. Sincerely appreciate your patience here.

Reply

Christene T. Murphy, NC 11 months ago

Hello! Thank you for the update. Cheers.

Reply

Christopher M. Somerville, MA over 1 year ago

Congrats on the strong progress so far! Sounds like you are taking all the right steps for future growth. Programming sounds excellent -- keep up the momentum.

Reply

Jameel J. Providence, RI over 1 year ago

I invested because

ERE E. Baltimore, MD over 1 year ago

Black - Baltimore - Brooklyn Love.

Ibraheem A. Brooklyn, NY over 1 year ago Nighthorse Entrepreneur

Thanks Ebony! We've been getting a love and support so far. It's very much appreciated

Clint H. Brooklyn, NY over 1 year ago

I invested because back in 2013, i met my wife at this bar. When we were dating we decided to go back there a couple years later for a drink and some nostalgia but it has already been closed. I'm glad that someone in the neighborhood decided to reopen it.

Ibraheem A. Brooklyn, NY over 1 year ago Nighthorse Entrepreneur

This is such a cool story, thanks for sharing!

Rebecca O. Lamy, NM over 1 year ago

I invested because I love Brooklyn and am trying to stay involved.

Richard S. Brooklyn, NY over 1 year ago

brooklyn

Ken and Noreen L. Philadelphia, PA almost 2 years ago

I invested because of sound business background of owner--- awesome location--multiple revenue streams...and venue should do well.. regardless of the economy. All the best!

Ibraheem A. Brooklyn, NY almost 2 years ago Nighthorse Entrepreneur

Thanks so much for investing and pushing us over target! It's an exciting time to open a new venue!

Juriy Z. Brooklyn, NY almost 2 years ago

Happy to help bootstrap this :)

Ibraheem A. Brooklyn, NY almost 2 years ago Nighthorse Entrepreneur

Thanks for the support, Juriy! We're almost there, working on the actual team and operations now :)

Denaz S. Little Rock, AR almost 2 years ago

Was going to invest, but couldn't because you plan to violate the law by forcing people to show you their medical records just to get in. That is none of your business and illegal. Have you heard of title 7 or HIPPA? Might want to rethink that as it is a lawsuit waiting to happen. Wish you all the best.

Michael V. Jersey City, NJ almost 2 years ago

All they stated was that they were going to enforce proof of vaccination which is require here in NYC per the city mandates otherwise the restaurant gets fined. Not a lawsuit or illegal. Anyway the city is removing the vaccination requirement for dining next week, so it's a moot point now.

Denaz S. Little Rock, AR almost 2 years ago

It is a violation of the constitution. The reason NYC is taking down the mandates is because the courts found it unconstitutional. So requiring people to show proof of vaccination is opening yourself up to potencial lawsuits later. As an investor, that would be important info to take into consideration. That is all I was saying. Have agreat day.

Jason S. Portsmouth, NH over 1 year ago

She me where in the constitution that is stated. The Supreme Court says you're wrong.

Christene T. Murphy, NC almost 2 years ago

I work in the health care industry and also hold a Master of Jurisprudence in Health Law. HIPAA not HIPPA doesn't apply to 66 Greenpoint. HIPAA only applies to HIPAA-covered entities – healthcare providers, health plans, and healthcare clearinghouses – and their business associates. Also, providing proof of vaccination doesn't violate our constitutional rights. Including one of many resources dubunking your statement: https://apnews.com/article/fact-checking-533636796046

Jason S. Portsmouth, NH almost 2 years ago

I have not heard of HIPPA, only HIPAA. HIPAA only applies to hospitals, clinics, and other medical facilities...this is a bar. Good try though.

Lino S. almost 2 years ago

Greetings: Brother Ibraheem, give me a call at 646-701-1000. Bro. Solis.

Oren B. Las Vegas, NV almost 2 years ago

I invested because Ibraheem is an ex coworker and friend.

Ibraheem A. Brooklyn, NY almost 2 years ago Nighthorse Entrepreneur

Thanks for investing Oren! Will keep you posted about the opening

Geraldine T. Coconut Creek, FL almost 2 years ago

I invested because I support black business

Ibraheem A. Brooklyn, NY almost 2 years ago Nighthorse Entrepreneur

Thank you, Geraldine! We appreciate the support and look forward to helping others along the way!

Brendan B. Brooklyn, NY almost 2 years ago

Looking forward to seeing this come to life!

Ibraheem A. Brooklyn, NY almost 2 years ago Nighthorse Entrepreneur

Thanks, Brendan! Looking forward to some pickup basketball games in the Spring!

Jenna V. Jersey City, NJ almost 2 years ago

I'm excited to see this business grow!

Ibraheem A. Brooklyn, NY almost 2 years ago Nighthorse Entrepreneur

Thanks for investing, Jenna! We're still just getting started so your support is quite helpful :)

Adam F. Long Beach, CA almost 2 years ago

I invested because I like supporting small businesses, especially ones working to restore abandoned spaces and sell craft cocktails, and with such a perfect location, too! Just too bad I'm all the way on the other side of the country!

Ibraheem A. Brooklyn, NY almost 2 years ago Nighthorse Entrepreneur

It's been an exciting project, and glad that we decided to use this platform to reach people outside of our area! Thanks for investing!

tania t. Brooklyn, NY almost 2 years ago

I invested because we need more minority owned businesses that can not only open its doors but thrive! I look forward to the opening!

Ibraheem A. Brooklyn, NY almost 2 years ago Nighthorse Entrepreneur

Thanks for investing, Tania! Definitely looking forward to opening soon :)

John K. Brooklyn, NY almost 2 years ago

I invested because I'm a small business owner in Park slope and understand the importance of helping other small businesses get going

Ibraheem A. Brooklyn, NY almost 2 years ago Nighthorse Entrepreneur

Thanks for the investment, John! It's been several months now of tireless work but in the end it will all be worth it!

Rahel A. Sugar Land, TX almost 2 years ago

I invested because I applaud those who act on their visions and for reasons I align with.

Ibraheem A. Brooklyn, NY almost 2 years ago Nighthorse Entrepreneur

Thanks Rahel for the investment and for sharing on Facebook! So proud of you as an entrepreneur :)

Jacquelyn F. Lynn, MA about 2 years ago

We need small businesses

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Thanks for your support! Even though it's hard times for many, it's still an exciting time for us wading into the water of small business ownership.

Francis B. Parkesburg, PA about 2 years ago

I believe in organic growth business. Because of the small business integrity. Brooklyn is going up. Good luck on the upcoming year upon opening.

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Hi Francis! Thank you for your investment. And yes, Brooklyn is definitely going up.

Emily R. Brooklyn, NY about 2 years ago

Looking forward to enjoying a cocktail at 66 Greenpoint someday soon!

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Thank you! We can't wait to serve the Greenpoint community :)

Michelle K. Natick, MA about 2 years ago

Good Luck! I'm looking forward to following your progress.

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Thank you for your investment! We're excited for people to see the transformation of this really cool space

Jimmy W. Brooklyn, NY about 2 years ago

Did you guys get your liquor license? Also, in the event you don't get the liquor license is the investment refunded? Thank you.

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Hi Jimmy, we have not yet received a liquor license but have come to an agreement with the Greenpoint Coalition and will present at the meeting on Tuesday, November 23, 2021 with a signed Community Support Agreement in hand. After that, it's just a matter of sending the application off to the NY State Liquor Authority and processing the application. In the event that we don't get a liquor license I'm pretty sure we're still on the hook for paying out investors anyway. But the scenario of not obtaining a liquor license is not something being entertained. Thanks

Bridgette D. New York, NY about 2 years ago

My favorite part about this is Ibraheem and his team are going to bring an amazing concept to life in Greenpoint. Small businesses are the backbone of employment in America. Cheers to 66 Cheerpoint and a black-owned business!

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Thanks Bridgette for the generous donation! We're looking forward for the opportunity to serve Greenpoint ;)

Ofon A. Houston, TX about 2 years ago

I invested because I want to see this bar come to fruition

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Thanks Ofon! I can't believe it's been almost 20 years since the home room at HSEP. I guess they did it alphabetically back then! Hope all is well, definitely pull up when you're in NYC

Enrique T. Brooklyn, NY about 2 years ago

I invested because I believe Ibraheem can make this business thrive!

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Thanks Enrique! You're one of the people that I thought of first when considering small business :)

Ethan A. Indianapolis, IN about 2 years ago

I invested because Ibraheem is a man of vision and he gets things done.

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Ethan, thanks for the support over the years! You know where to come next time you make it out to NYC

David A. Brooklyn, NY about 2 years ago

Dream location and great team!

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Thanks for your contribution. It's such a cool space on a great block!

Keela W. Brooklyn, NY about 2 years ago

Excited to see what you do with this place!

Keela W. Brooklyn, NY about 2 years ago

We're a yoga studio just above you on the 4th floor. Please reach out if you need anything!

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Keela! Thanks for your generous, early contribution. We won't forget about it.

Ian E. Bronx, NY about 2 years ago

I supported this to financially support Black-owned businesses in my local community!

Ibraheem A. Brooklyn, NY about 2 years ago Nighthorse Entrepreneur

Thanks so much Ian for your support, it is greatly appreciated! We look forward to the opportunity to bring something new to Greenpoint.

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